

SI 02018383

:S
E COMMISSION
:0549

3/6/02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 8 2002

SEC FILE NUMBER
8-42245

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ASHTON CAPITAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8880 Rio San Diego Drive
                                          (No. and Street)

San Diego   CA   92108
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Shave   619-574-6303
                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, & COMPANY, L.L.C.
                (Name — if individual, state last, first, middle name)

High Ridge Commons, Ste 400-403, 200 Haddonfield-Berlin RD, Gibbsboro, NJ 08026
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                   contained in this form are not required to respond unless the form displays
                   a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Kathleen Shave_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ASHTON CAPITAL MANAGEMENT, INC._____, as of

__December 31_____, __2001__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

ALANA S. MORGAN
Commission # 1187450
Notary Public - California
Riverside County
My Comm. Expires Jul 15, 2002

Alana S. Morgan
Notary Public

Kathleen M. Shave
Signature

PRESIDENT
Title

ALANA S. MORGAN
Commission # 1187450
Notary Public - California
Riverside County
My Comm. Expires Jul 15, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828   FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Ashton Capital Management, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Ashton Capital Management, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Capital Management, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 12, 2002

ASHTON CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS

Cash	$	6,940
Due from broker		25,200
Commissions receivable		2,330
NASDAQ private placement		3,300
Customer list, at cost, net of accumulated amortization of $9,500		20,500
Deferred income taxes		17,600
TOTAL ASSETS	$	75,870

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	3,755
Total liabilities		3,755

COMMITMENTS AND CONTINGENCY

STOCKHOLDER'S EQUITY

Common stock, no stated value - 100,000 shares authorized; 1,000 shares issued and outstanding	6,000
Additional paid-in capital	149,300
Deficit	(83,185)
Total stockholder's equity	72,115

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	75,870

See accompanying summary of accounting policies and notes to financial statements.

ASHTON CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2001

REVENUE		
Commissions	$	88,834
Interest income		931
Other income		3,173
TOTAL REVENUES		92,938
EXPENSES		
Commissions		83,659
Clearing and related costs		2,475
Office		397
Professional fees		40,863
Depreciation		6,000
Other		3,840
TOTAL EXPENSES		137,234
NET LOSS		(44,296)
PROVISIONS FOR INCOME TAX BENEFIT		6,600
NET LOSS	$	(37,696)

See accompanying summary of accounting policies and notes to financial statements

ASHTON CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2001

	Common Stock Shares	No Stated Value Amount	Additional Paid-In Capital	Retained (Deficit)	Total Stockholder's Equity
Balances, January 1, 2001	1,000	$ 6,000	103,000	$ (45,489)	$ 63,511
Capital Contributions And Adjustment		-	46,300	-	46,300
Net Loss		-	-	(37,696)	(37,696)
Balances, December 31, 2001	1,000	$ 6,000	$ 149,300	$ (83,185)	$ 72,115

See accompanying summary of accounting policies and notes to financial statements.

Page 5

ASHTON CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2001

Cash Flows from Operating Activities

Net loss	$	(37,696)

Adjustments to reconcile net loss to net cash used in operating activities:

Amortization	6,000
Deferred income taxes	(6,600)
Changes in assets and liabilities:	
Due from broker	395
Commissions receivable	3,379
Deposits and other assets	(237)
Accounts payable	(10,388)
Total Adjustments	(7,451)
Net cash used in operating activities	(45,147)

Cash Flows from Financing Activities

Additional paid-in capital	46,300
Net cash provided by financing activities	46,300

Net Increase in Cash and Cash Equivalents		1,153
Cash and Cash Equivalents - Beginning of Year		5,787
Cash and Cash Equivalents - End of Year	$	6,940

See accompanying summary of accounting policies and notes to financial statements.

NOTE 1.   <u>NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES</u>

<u>BUSINESS</u>

Ashton Capital Management, Inc. ("Company") is a California corporation,
incorporated November 30, 1999, registered as a broker/dealer under the Securities
and Exchange Act of 1934 and is a member of the National Association of
Securities Dealers, Inc. (NASD).

The Company has an agreement ("Agreement") with a clearing broker ("Broker")
to clear securities transactions, carry customers' accounts on a fully disclosed basis
and perform certain recordkeeping functions. Accordingly, the Company operates
under the exemptive provisions of Securities and Exchange Commission ("SEC")
Rule 15c3-3(k)(2)(ii).

<u>SECURITIES TRANSACTIONS</u>

Securities transactions and related commission revenues and expenses are recorded
on a trade date basis. Securities listed on a national exchange are valued at the last
sales price on the date of valuation. Securities not listed on a national exchange are
valued at the last sales price on the date of valuation or, if such price is not
available, at the bid price for securities owned and the ask price for securities sold
but not yet purchased at the close of business.

<u>INCOME TAXES</u>

Income taxes are provided in accordance with Statement of Financial Accounting
Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax
assets and liabilities result from temporary differences. Temporary differences are
differences between the tax bases of assets and liabilities and their reported
amounts in the financial statements that will result in taxable or deductible amounts
in future years.

<u>USE OF ESTIMATES</u>

The preparation of financial statements in conformity with generally accepted
accounting principles requires management to make assumptions that affect the
reported amounts of assets and liabilities and disclosure of contingent assets and
liabilities at the date of the financial statements and the reported amounts of
revenues and expenses during the reporting period. Actual results could differ from
those estimates.

NOTE 1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
           ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term
investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions
which are insured by the Federal Deposit Insurance Corporation or SPIC up to
$100,000.

CUSTOMER LIST

The customer list is recorded at cost and is being amortized over its useful life of
five years as estimated by the Company's management. Amortization charged to
expense at December 31, 2001 was $6,000.

NOTE 2.   CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the
Broker including, but not limited to, securities, deposits, monies and receivables are
used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential
nonperformance by its customers, deposits to cover its inventory and outstanding
customer positions. The company has restricted $25,000 of its cash per the clearing
agreement with Wedbush Morgan Securities.

NOTE 3.   REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the
maintenance of minimum regulatory net capital and requires that the ratio of
aggregate indebtedness to regulatory net capital, both as defined, shall not exceed
15 to 1. As of December 31, 2001 the Company has regulatory net capital of
$25,715 and a minimum regulatory net capital requirement of $5,000.

Under the provisions of Rule 15c3-3, the Company is not required to segregate
funds in a special reserve account for the exclusive benefit of customers and, is not
subject to certain other requirements of the Consumer Protection Rule.

NOTE 4.   **RELATED PARTIES**

The Company's activities are conducted using facilities of a related company at no charge.

NOTE 5.   **DUE FROM BROKER**

Accounts receivable from the clearing organization represent the net amount relating to commissions/trading income (loss) less clearing costs. As of December 31, 2001 the balance owed by the clearing organization was $25,200.

NOTE 6.   **NASDAQ PRIVATE PLACEMENT**

The Company owns 300 shares of the NASDAQ Stock Market, Inc., a privately held Company which owns and operates the stock market of the same name. The shares are not readily marketable; consequently, they are carried at cost in the statement of financial condition.

NOTE 7.   **INCOME TAXES**

The Company has a net operating loss of $37,696 and prior year net operating losses that are available for up to twenty years to offset future taxable income. The tax benefit of these losses is shown as a deferred income tax asset in the financial statements.

NOTE 8.   **COMMITMENTS**

CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

SUPPLEMENTAL INFORMATION

ASHTON CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital

Total stockholders' equity from statement of financial condition		$ 72,115
Less: Nonallowable assets		
NASDAQ Private Placement	$ 3,300	
Customer List	20,500	
Deferred Income Taxes	17,600	
Total Non-Allowable Assets		41,400
NET CAPITAL		$ 30,715

Computation of Basic Net Capital Requirement

Minimum net capital required, 6-2/3% of $3,755 pursuant to Rule 15c3-1	$ 250
Minimum dollar per capital requirements of reporting broker/dealer	$ 5,000
Minimum net capital requirements of reporting broker/dealer	$ 5,000
EXCESS NET CAPITAL	$ 25,715

Computation of Aggregate Indebtedness

Accounts payable	$ 3,755
Percentage of aggregate indebtedness to net capital	12%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

REPORT ON INTERNAL CONTROL

Board of Directors
Ashton Capital Management, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of
Ashton Capital Management, Inc. For the year ended December 31, 2001 we considered its
internal control structure, including control activities for safeguarding securities, in order to
determine our auditing procedures for the purpose of expressing our opinion on the financial
statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made
a study of the practices and procedures followed by the company that we considered relevant to
the objectives stated in rule 17a-5 (g) (1) in making the periodic computation of aggregate
indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining
compliance with exemptive provisions of rule 15c3-3. We did not review practices and
procedures followed by the Company in making the quarterly securities examinations, counts,
verifications and comparisons, and the recordation of differences required by rule 17a-13 or in
compliance with the requirements for prompt payment of securities under section 8 of Regulation
T of the Board of Governors of the Federal Reserve System, because the Company does not carry
security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal
control structure and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to assess the
expected benefits and related costs of internal control structure policies and procedures and of the
practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the Commission's above-mentioned
objectives. Two of the objectives of an internal control structure and the practices and procedures
are to provide management with reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or disposition and
that transactions are executed in accordance with management's authorization and recorded
properly to permit preparation of financial statements in conformity with accounting principles
generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of
the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 12, 2002

ASHTON CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

ASHTON CAPITAL MANAGEMENT, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

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